SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02045872

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2002
WASH. D.C. 164 SECTION

For the month of June, 2002.

PROCESSED
JUL 1 7 2002
THOMSON FINANCIAL

DIAMONDWORKS LTD.
(Translation of Registrant's Name Into English)

24 Johnson Street, 1st Floor, The Oaks, Riverwoods Office Park, Bedfordview 2008, South Africa
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

c7558
r f BC-DiamondWorks-alliance 06-18 0495
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
DiamondWorks joint ventures Koidu Project with Magma Diamond Resources Ltd.

TSE: DMW

VANCOUVER, June 18 /CNW/ - DiamondWorks Ltd. is pleased to announce that it has entered into a joint venture agreement with Magma Diamond Resources Ltd. ("Magma") to establish a 50/50 operating joint venture in respect of DiamondWorks' 60% interest in the Koidu Kimberlite project (the "Koidu Project") located in Sierra Leone.

As reported in January, DiamondWorks has now completed its reassessment of the Koidu Kimberlite project and has decided to commence the remobilisation of operations immediately. It is estimated that, subject to further detailed project planning, the Koidu Kimberlites will require capital and working costs of US$6.2 million to achieve initial commercial production.

Magma is a newly formed company whose sole purpose is equity and debt participation in diamond mining and exploration projects, and the adding of value to these participations through the provision of technical and marketing expertise. The shareholders of Magma are:

- BSG Investments (the majority shareholder of Magma) - the principal of BSG, Benny Steinmetz, is an international financier with extensive investments in diamonds, natural resources, engineering, real estate and high tech in Europe, North America and Africa.

- Bateman - the world's foremost provider of process and recovery expertise and equipment to the diamond mining industry. Bateman also has extensive in-house capacity in the preparation of diamond mining feasibility studies and project financing.

- The Steinmetz Diamond Group - one of the world's largest integrated diamond marketing and trading companies with offices in Antwerp, Tel Aviv, Johannesburg, New York, Chicago and Mumbai (formerly Bombay).

- Brian Menell - the CEO of Magma who has 14 years of experience in the diamond marketing, mining and exploration industries, including eight years with the De Beers Group and three years as an executive director of Anglovaal Mining Ltd. Brian Menell is also a former Chairman of DiamondWorks.

Under the terms of the joint venture, Magma will earn its interest by paying DiamondWorks US$1.2 million in cash to be spent exclusively on the Koidu Project and by procuring by no later than December 31, 2002, a further US$5 million of project financing on reasonable commercial terms in order to bring the Koidu Project to a stage of initial commercial production. DiamondWorks will act as the operator of the joint venture.

The completion of the joint venture arrangements with Magma is subject to the fulfillment of certain suspensive conditions, including receipt of applicable regulatory approvals and completion of Magma's due diligence investigation of the Koidu Project by July 15, 2002.

DiamondWorks Ltd. is a Canadian company listed on the Toronto Stock Exchange and holds interests in extensive diamond projects in Sierra Leone, Angola and Central African Republic.

%SEDAR: 00002462E

-0- 06/18/2002

/For further information: please contact: Vancouver: J. Scott Drever, Telephone: (604) 691-1793, Fax: (604) 691-1794, Email: info(at)diamondworks.com or Johannesburg: Jimmy Kanakakis, Telephone: +27-11-454-3099, Fax: +27-11-454-1674, Email: tash(at)diamondworks.co.za/
(DMW.)

CO: DiamondWorks Ltd.
ST: British Columbia
IN: MNG
SU: JVN

-30-

CNW 12:36e 18-JUN-02

This is the form of a material change report required under section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. Reporting Issuer

DiamondWorks Ltd. ("DiamondWorks")

Office in Canada:
4th Floor, 1311 Howe Street
Vancouver, BC
V6Z 2P3

Head Office:
1st Floor, The Oaks
Riverwoods Office Park
24 Johnson Street
Bedfordview, Gauteng
South Africa 2007

2. Date of Material Change

June 18, 2002

3. Press Release

Date of Issuance: June 18, 2002

Place of Issuance: Vancouver, British Columbia

4. Summary of Material Change

DiamondWorks enters into a 50/50 joint venture in respect of its interest in the Koidu kimberlite project in Sierra Leone.

5. Full Description of Material Change

DiamondWorks Ltd. has entered into a joint venture agreement dated as of June 4, 2002 with Magma Diamond Resources Limited ("Magma"), as amended June 18, 2002, to establish a 50/50 operating joint venture (the "Joint Venture") in respect of DiamondWorks' 60% economic interest in the Koidu kimberlite project (the "Koidu Project") located in Sierra Leone.

DiamondWorks has completed its reassessment of the Koidu Project and has decided to commence the remobilization of operations. It is estimated that, subject to further detailed project planning, the Koidu kimberlites will require capital and working costs of US$6.2 million to achieve initial commercial production.

Magma is a newly formed British Virgin Islands company whose sole purpose is equity and debt participation in diamond mining and exploration projects and the adding of value to these participations through the provision of technical and marketing expertise.

Key terms of the Joint Venture include the following:

(a) Subject to the fulfillment of certain suspensive conditions (being receipt of approvals of the Board of Directors of DiamondWorks and of the Toronto Stock Exchange, and completion of Magma's due diligence investigation of the Koidu Project) by July 15, 2002, Magma will purchase from BEL one-half (50%) of BEL's 60% economic interest in the Koidu Project for US$1.2 million (the "Purchase Price"), which consideration will be paid to DiamondWorks to be spent exclusively on the Koidu Project;

(b) Pending satisfaction of the suspensive conditions, Magma will be required to advance funds towards the Purchase Price in order to advance the Koidu Project to a stage where Magma can make a proper assessment of the Koidu Project in connection with its due diligence investigation;

(c) In the event that approvals of the Board of Directors of DiamondWorks and of the Toronto Stock Exchange are not so received, all amounts advanced by Magma under the Joint Venture towards the Purchase Price will be considered senior debt secured against the interest of DiamondWorks and BEL in the Koidu Project;

(d) In the event that Magma notifies DiamondWorks that it is not satisfied with the due diligence investigations on the Koidu Project, Magma will be considered an unsecured creditor of DiamondWorks in respect of all amounts advanced by Magma under the Joint Venture towards the Purchase Price and, if such amounts are repaid to Magma within 30 days thereof, no interest will be payable on such amounts and, if the such amounts are repaid to Magma after such 30-day period, interest will accrue thereon at a rate of LIBOR plus 5% calculated from the date of the advance;

(e) The Joint Venture will be operated and managed on a day-to-day basis by DiamondWorks as the operator of the Koidu Project;

(f) A joint venture committee will be formed to oversee the Joint Venture and such committee will be comprised of four members, with two to be appointed by each of DiamondWorks and Magma; and

(g) Magma will undertake to use its commercial best efforts to procure, by no later than December 31, 2002, subject to agreed upon extensions, a further US$5 million of project financing in order to bring the Koidu Project to a stage of steady commercial production where positive cash flows are generated on reasonable commercial terms, failing which, unless DiamondWorks otherwise agrees, Magma's interest in the Joint Venture will be reduced from 50% to 19.35%, provided that DiamondWorks will have the right to repurchase Magma's interest in the Joint Venture at the Purchase Price for a period of six months after December 31, 2002 (or any agreed extended date).

6. Reliance on Section 85(2) of the Act

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

For further information contact:

Jimmy Kanakakis, Vice President, Legal and Corporate Affairs
Telephone: +27-11-454-3099
Fax: +27-11-454-1674

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Bedfordview, South Africa this 20th day of June, 2002.

DIAMONDWORKS LTD.

Per: */s/ Antonio Teixeira*
ANTONIO TEIXEIRA
President and Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMONDWORKS LTD.
(Registrant)

Date July 3/02

By
(Signature)

Name: Bernard G. Poznanski
Title: Corporate Secretary